 Exhibit 99.1

Transition Therapeutics Announces Dosing of First Patient in Phase 2 Study of Drug Candidate TT701

TORONTO, April 25, 2016 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) today announced the dosing of the first patient of a Phase 2 study of selective androgen receptor modulator (SARM) drug candidate TT701. The Phase 2 study will evaluate the efficacy and safety of TT701 in improving the symptoms of androgen deficiency (sexual symptoms, fatigue/low vitality, and physical dysfunction) in men with prostate cancer who have undergone radical prostatectomy for organ-localized prostate cancer. Brigham and Women's Hospital (BWH) is conducting the investigator-led Phase 2 clinical study which is expected to enroll up to 125 subjects at selected specialized clinical sites including BWH. The principal investigator for the Phase 2 study is Dr. Shalender Bhasin, Director of the Research Program in Men's Health: Aging and Metabolism at BWH and an internationally recognized endocrinologist with expertise in testosterone biology and men's aging.

"Sexual dysfunction, fatigue and other distressing symptoms of testosterone deficiency can greatly reduce the quality of life for men who have undergone radical prostatectomy for organ localized disease," said Dr. Bhasin, the trial's Principal Investigator, "Therefore, the ability to treat these symptoms safely is an important unmet need."

"Working closely with BWH and Dr. Bhasin has been instrumental in advancing TT701 as a therapeutic to address these challenging symptoms associated with radical prostatectomy procedures. The properties of TT701 may provide these men an improved quality of life," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

Transition's wholly-owned subsidiary, Transition Therapeutics Ireland Limited exclusively licensed worldwide rights to the TT701 drug candidate from Eli Lilly and Company ("Lilly"). The dosing of the first patient in this study will trigger a US$500,000 milestone payment to Lilly.

About Androgen Deficiency After Radical Prostatectomy Surgery

Prostate cancer is the most common malignancy in American men, accounting for 29% of all diagnosed cancers and approximately 13% of all cancer deaths; its incidence is on the rise, partly due to increased screening with PSA. The majority of these men have low-grade, organ-confined prostate cancer and excellent prospects of long term survival. Substantial improvement in survival in men with prostate cancer has focused attention on the high prevalence of sexual dysfunction, physical dysfunction, and low vitality in these men, which are important contributors to poor quality of life among these patients. The pathophysiology of these symptoms - sexual dysfunction, fatigue/low vitality, and depressed mood - after radical prostatectomy is multifactorial, but androgen deficiency is an important remediable contributor to these symptoms.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome. Transition's lead metabolic drug candidate is TT401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information: on Transition, visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone: 416-260-7770, x.223, tcruz@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 16:01e 25-APR-16